Exhibit 99.9

CONSENT OF EXPERT

FILED BY EDGAR

March 10, 2017

United States Securities and Exchange Commission

Re:	Entrée Gold Inc. – Form 40-F

We refer to the report entitled “Lookout Hill Feasibility Study Update, Ömnögovi Aimag, Mongolia” (the “Report”) with an effective date of March 29, 2016 as referenced in the Annual Report on Form 40-F dated March 10, 2017 for the year ended December 31, 2016 (the “Form 40-F”) of Entrée Gold Inc. (the “Company”), which is to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

This letter is being filed as our consent to the use of our name and the Report, and summaries thereof (the “Summary Material”), in the Form 40-F, the Company’s Management Discussion and Analysis for the year ended December 31, 2016 and in the Company’s Annual Information Form for the year ended December 31, 2016 and any amendments thereto.

We hereby consent to the incorporation by reference in the Company's Registration Statements on Form S-8 (Nos. 333-127062 and 333-182891) of the Summary Material concerning the Report and the reference to our name as set forth above in the Form 40-F.

Yours truly,

OreWin Pty Ltd

/S/ Sharron Sylvester
Name: Sharron Sylvester
Title: Technical Director – Geology